SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For August 1, 2003 to August 31, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: Contact Center Outsourcer Telexpress Uses NICE Systems to Reduce Agent Turnover to 5%. Dated August 6, 2003.

  Press Release: cccInteractive Selects NICE Contact Center Recording Solution to Increase Customer Satisfaction and Boost Sales for its Clients. Dated August 28, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

Contact Center Outsourcer Telexpress Uses NICE Systems to Reduce Agent Turnover to 5%

Ra`anana, Israel, August 6, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Telexpress, a Taiwanese contact center outsourcer, has increased the quality of their service and the level of customer satisfaction while reducing their agent turnover rate to 5% after implementing NiceUniverse®. NiceUniverse provides a fair and precise quality measurement of customer service representatives` performance that is used for coaching and as a baseline for incentive programs. This 300 seat contact center handles 40,000 - 50,000 calls per day for their financial services, insurance, telecommunications, health care products, logistics, and postal services customers.

"We differentiate ourselves by continuously employing innovative technology to create and integrate business intelligence with our best practices to boost contact center performance", commented Business Development Director Andy Hou with Telexpress. "By using NiceUniverse we can reduce our overall operating costs while meeting our mission to promote customer loyalty and lifetime customer value."

NiceUniverse is fully integrated with Telexpress` client CRM applications enabling calls to be retrieved by Customer ID or other customer data. This capability provides Telexpress with a unique competitive advantage over other contact center outsourcers. Post sales support and service is provided by NICE`s local partner - LANcom Technologies Inc. LANcom has delivered NICE quality managment solutions to financial and contact center markets since 1997 and currently has more than 100 reference sites in Taiwan.

"Telexpress` clientele consists mainly of world-class premium brand enterprises that demand the best technology has to offer", commented Doron Ben-Sira, President at NICE APAC. "We are very gratified to be part of their success."

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of

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NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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cccInteractive Selects NICE Contact Center Recording Solution to Increase Customer Satisfaction and Boost Sales for its Clients

Major call center outsourcer picks NICE based on ability to automatically pinpoint areas where additional sales training is needed for select agents

Ra`anana, Israel, August 28, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that cccInteractive, a leading call center outsource provider, offering sales and customer service for major utility, financial services and consumer products companies around the world) has selected NICE Systems for a recording and performance management solution to help improve sales closure rates for clients.

cccInteractive is using NiceLog® (100% recording and random recording of customer calls and agent screen activity), NiceUniverse® (quality assurance application) and ScreenSense(TM) (screen-event triggered recording application) for several hundred agents across its two Houston-based centers.

Using ScreenSense, the outsourcer can easily program the recording system to automatically capture specific types of calls such as interactions in which the agent checked the "customer not interested" box on the screen, indicating the customer`s disinterest in purchasing the additional product the agent recommended.  The company can then go back and analyze just those calls to identify any areas where agent skills improvements might be needed to ensure better sales closure rates.  It can also share this important information with its clients.  No other vendor offers this type of selective recording capability.

"We chose NICE because it offers us the automated recording capabilities we need to ensure we are capturing and archiving all necessary sales calls per our clients` request," said C.J. Johnson, senior vice president for cccInteractive.  "The NICE system also gives us the ability to randomly record select calls based on events occurring on the agents` desktop, such as clicking on the `help` function or opening a certain screen.  This gives us invaluable insight into how our agents are handling specific types of interactions and why certain customers are calling in.  This was previously difficult to identify, and these capabilities are critical to our business and our ability to service our clients more effectively than our competitors do."

"Our advanced solutions allow outsourcers to provide true value-added services to their clients in the form of increased sales," said Dr. Shlomo Shamir, president and CEO of NICE Systems, Inc.  "Using our applications, cccInteractive can create a window into precisely what is happening during its customers` interactions so it can quickly work to make any necessary improvements to better serve it own customers."

Prior to installation of the NICE solution, cccInteractive was using a recording product from another vendor that required agent-initiated recording and did not feature integration with the computer telephony integration (CTI) system.  It made it impossible to garner the type of business intelligence it can today on behalf of its clients.

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About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

In Australia only

About cccInteractive

cccInteractive Corporation is a leading provider of comprehensive customer relationships management (CRM) and eCRM solutions to Fortune 1000 Companies in the energy/utility, financial services, communications, and consumer products sectors.  We deliver a full suite of CRM solutions including inbound, outbound, customer care, data processing, market research, and electronic CRM (eCRM) products and services.  cccInteractive's open architecture and state of the art technology supports almost every conceivable CRM solution and all representative workstations are web enabled providing full center support of eCRM services.  The management staff of cccInteractive has extensive experience in call center services.

cccInteractive is proud to have been recognized by Customer Interaction Solutions Magazine as one of the Top 50 Outbound Teleservices Agencies, and Top 50 Inbound Teleservices Agencies.  cccInteractive has been further distinguished by receiving the MVP Quality Award for excellence in Quality and Customer Satisfaction.  A third award, the TMC Seal of Approval, was present to cccInteractive for distinguishing itself as a Recommended Vendor and by winning multiple industry awards consistently over two or more years.

cccInteractive is dedicated to serving the best interests of our clients in a manner that promotes customer loyalty and strengthens their brand.  Earning and maintaining client trust, as a virtual extension of their business is central to the success of our mission.  Thoroughly prepared, always conscientious, and supported by the industry`s most innovative technology, cccInteractive is committed to being our clients most effective strategic asset.  (cccInteractive website:  www.cccinteractive.com)

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Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Susan Cohen	NICE Systems Susan.cohen@nice.com	972-9-775-3507
CJ Johnson	cccInteractive cjohnson@cccinteractive.com	713-289-8566
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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